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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
~~8-066742~~

8-66742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Anovest Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3225 Shallowford Road, Suite 220
(No. and Street)

Marietta (City) **GA** (State) **30062** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Suite 2-1680 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Athanasios N. Bafas**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Anovest Financial Services, Inc.**, as of **December 31**, **2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 26 2019
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Signature

President
Title

Notary Public 1-24-2019

SERIHUH PAPILLON
Notary Public – State of Georgia
Paulding County
My Commission Expires Mar 2, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Anovest Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Anovest Financial Services, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

We have served as the company's auditor since 2009.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the

information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 18, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

ANOVEST FINANCIAL SERVICES, INC.

Financial Statements for the Year Ended
December 31, 2018
With
Report of Independent Registered Public Accounting Firm

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	20,429
Receivable from broker-dealers and mutual funds		20,714
Deposit with clearing broker		15,010
Other assets		6,191
Total assets	$	62,344

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other accrued expenses	$	6,971
Accrued Commissions		14,194
Accrued Retirement Plan Contribution		5,000
Income tax payable		7,327
Deferred Taxes		1,736
Total liabilities	$	35,228
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 500 shares authorized, issued and outstanding		500
Additional paid-in capital		3,067
Retained earnings	$	23,549
Total stockholders' equity		27,116
Total liabilities and stockholders' equity	$	62,344

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES		
Commissions	$	429,993
Mutual Fund Fees		35,856
Total revenue	$	465,849
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		219,826
Clearing costs		94,623
Technology and Communication costs		3,840
Occupancy		18,315
Other operating expenses		124,553
Total expenses	$	**461,157**
INCOME BEFORE INCOME TAXES		4,692
INCOME TAX BENEFIT		889
NET INCOME	$	**5,581**

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$5,581
Adjustments to reconcile net income to net cash provided by operations	
Deferred tax benefit	(5,264)
Change in:	
Due from broker-dealers and mutual funds	10,401
Other assets	414
Due from Related Party	1,201
Accounts payables and accrued expenses	(2,551)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 9,782
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,782
CASH:	
Beginning of year	$10,647
End of year	$ 20,429
SUPPLEMENTAL CASH FLOW INFORMATION:	
Amount Paid for Income Taxes	$18,494

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2018

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2017	$ 500	$3,067	$17,968	$21,535
Net Income			$5,581	$5,581
Balance, December 31, 2018	$ 500	$ 3,067	$23,549	$27,116

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in June 2004. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Municipal Securities Rulemaking Board, and the securities commissions of appropriate states. The Company's primary business is brokerage of publicly traded securities. Most of the Company's customers are in Georgia.

Cash: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to the use of the cash basis of accounting for income tax purposes.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: Customers' securities transactions are reported on a trade date basis.

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company accepted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer,
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s);and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission and trading revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Accounts Receivable: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

New Accounting Pronouncements: In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B — LEASES

Operating leases: The Company occupies office premises owned by its stockholders (See Note G). In addition, the Company leases a vehicle from a stockholder under a month-to-month rental agreement.

Rent expense for the year ended December 31, 2018 under the related party premises and vehicle leases was approximately $33,000.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $17,029 which was $12,029 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.967 to 1.0.

NOTE D — INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$4,375
Deferred income tax expense (benefit)	(5,264)
Income tax expense (benefit)	$ 889

The Company's current income tax benefit differs from the amounts computed by applying the combined federal and state income tax rates to the income before income taxes due to use of cash basis reporting for income tax purposes and non-deductible expenses.

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at December 31, 2018 relate primarily to use of the cash basis of accounting for income tax reporting.

Deferred tax assets and liabilities as of December 31, 2018 consisted of the following:

Deferred tax liability arising from accrual to cash timing differences	1,736
Net deferred tax liability	$ 1,736

ANOVEST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

NOTE G — RELATED PARTIES

The Company has a rental agreement with its stockholders. The rental agreement, which may be canceled at any time, requires that the Company pay the stockholders for the use of office premises and 60% of utilities, insurance, real estate taxes and assessments. The amount paid pursuant to the office space rental agreement for 2018 was approximately $18,000.

In addition, the Company leases a vehicle from a stockholder under the terms of a month to month rental agreement. (See Note B).

NOTE H — RETIREMENT PLAN

The Company has a profit-sharing plan with a 401(k), salary reduction plan feature, covering substantially all full-time employees. Company contributions are discretionary. Employer contributions accrued and expensed for 2018 were $5000.

NOTE I — CLEARING BROKER-DEALER

The Company clears all its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $15,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

SUPPLEMENTAL INFORMATION

ANOVEST FINANCIAL SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2018

NET CAPITAL:

Total stockholders' equity	$27,117
Less non-allowable assets:	
Other assets	6,191
Accounts receivable — non-allowable	3,897
	10,088
Net capital before haircuts	17,029
Less haircuts	- -
Net capital	17,029
Less required capital	(5,000)
Excess net capital	12,029
Aggregate indebtedness, liabilities less deferred taxes	33,492
Ratio of aggregate indebtedness to net capital	1.967 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018.

There is no difference between net capital as reported in Part II of Form X-17a-5, and net capital as reported above.

ANOVEST FINANCIAL SERVICES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Anovest Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Anovest Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Anovest Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Anovest Financial Services, Inc. stated that Anovest Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Anovest Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Anovest Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 18, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Anovest
FINANCIAL SERVICES Inc.

BROKER DEALERS ANNUAL EXEMPTION REPORT

Anovest Financial Services, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Anovest Financial Services, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

Athanasios N. Bafas
January 22, 2018

Anovest Financial Services, Inc
3225 Shallowford Road, Suite 220
Marietta, Georgia 30062
T 770.971.7117
F 770.971.7236
800.927.9205
www.anovest.com
Member FINRA, MSRB & SIPC